DARDEN RESTAURANTS
        _______________________________________________________________
        Red Lobster(R) Olive Garden(R) Bahama Breeze(R) Smokey Bones(R)





December 14, 2005

By EDGAR Electronic Transmission


Ms. Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E. Mail Stop 3561
Washington, D.C. 20549

Re:  Darden Restaurants, Inc.
     Form 10-K for the fiscal year ended May 29, 2005 Filed July 29, 2005 File No. 1-13666

Dear Ms. Cvrkel:

We are responding to your letter dated November 30, 2005, in which you provided a comment on the Darden Restaurants, Inc. ("Company") Annual Report on Form 10-K for the fiscal year ended May 29, 2005. We appreciate the Staff's comment and our response is set forth below.

Annual Report on Form 10-K for the fiscal year ended May 29, 2005
Notes to Consolidated Financial Statements, page 22
Note 1.  Summary of Significant Accounting Policies, page 22
Food and Beverage Costs, page 23

1. Supplementally tell us, with a view toward expanded disclosure in future filings, the nature of the arrangements related to your vendor allowances received and how you determined that your accounting treatment is appropriate. Further, tell us the accounting literature supporting your accounting treatment.

     In the ordinary course of our business, we enter into long-term food and beverage agreements with vendors. The terms of certain agreements include allowances to be provided by the vendors based on the volume purchased by us each year. Advance payments are made by the vendors based on estimates of volume to be purchased from the vendors and the terms of the agreement. Differences between estimated and actual purchases are settled in accordance with the terms of the agreements, typically each year.

     As disclosed under "Food and Beverage Costs" in Note 1 to our Consolidated Financial Statements, upon receiving the advance allowances, we recognize a liability on the balance sheet. As we make purchases from the vendors each period, we recognize the pro rata portion of allowances earned as a reduction of food and beverage costs for that period.

     We believe our accounting treatment of these vendor allowances is appropriate based on the criteria established in EITF 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." EITF 02-16 concluded that cash consideration received by a customer from a vendor is presumed to be a reduction of the prices of the vendor's products or services and should, therefore, be characterized as a reduction of cost of sales when recognized in the customer's income statement. EITF 02-16 provides two situations in which this presumption is overcome. We do not believe the terms of our agreements meet these two situations. We also believe our policy of recognizing the advanced allowances earned each period based on the purchases from vendors, as determined by the agreements, meets the probable and reasonably estimable requirements of EITF 02-16.

     In future filings, we will enhance our disclosure for vendor allowances, including providing discussion of the impact of product volumes purchased on the recognition of vendor allowances in our results of operations.

We acknowledge that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this letter is fully responsive to your comment. Please do not hesitate to contact the undersigned at 407-245-5224 or Douglas Wentz, Senior Associate General Counsel at 407-245-5811, if you have any further questions.

Respectfully,

DARDEN RESTAURANTS, INC.


By: /s/Linda J. Dimopoulos
   --------------------------
   Linda J. Dimopoulos
   Senior Vice President and Chief Financial Officer